Exhibit 12
Motorola, Inc. and Subsidiaries
Computation of Fixed Charges Ratio

	Years Ended December 31,
(In Millions)	2007	2006	2005	2004	2003
Pretax income (loss) (1)	$(384)	$4,605	$6,402	$3,083	$1,214
Capitalized interest	—	—	—	—	—
Fixed charges (as calculated below)	439	411	407	449	573

Earnings (2)	$55	$5,016	$6,809	$3,532	$1,787

Fixed charges:
Interest expense	$362	$330	$324	$381	$504
Rent expense interest factor	77	80	83	68	70

Total fixed charges (2)	$439	$411	$407	$449	$573

Ratio of earnings to fixed charges	0.1	12.2	16.7	7.9	3.1

Notes
(1)	-After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2)	-As defined in Item 503 (d) of SEC Regulation S-K.